This house sets up in just one hour

It arrives complete with everything you need

For only $60,000

You could unpack your next house in any environment

The company is called Boxabl

They plan to build the world's most advanced housing factory

They aren't built using regular methods

They use all new materials and manufacturing methods

And they've already built a second factory

The company thinks its building system can build any building type, anywhere on the planet

The new building system is protected by patents

2,00+ Franchise Factory Inquiries

The company is also producing trailers to make transportation even easier